600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

David Buck (713) 220-4301 Direct (713) 238-7126 Fax dbuck@andrewskurth.com
September 2, 2009
BY EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Basic Energy Services, Inc. Registration Statement on Form S-4
Ladies and Gentlemen:
     On behalf of Basic Energy Services, Inc. (the “Company”), we transmit herewith for filing in accordance with the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-4 (the “Registration Statement”).
     The securities covered by the Registration Statement will be issued in an exchange offer to be conducted by the Company. Attached is a letter from the Company indicating its reliance on the no-action letters issued to Exxon Capital Holdings Corporation (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993).
     Please address any comments or questions regarding this filing to David Buck (713-220-4301) at Andrews Kurth LLP.

Very truly yours,
/s/ David C. Buck
David C. Buck

Enclosure